As filed with the Securities and Exchange Commission on August 25, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

TELESP CELULAR PARTICIPAÇÕES S.A.
BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
NOTICE OF A MATERIAL FACT
PRESS RELEASE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description
1.1	Notice of a Material Fact of Telesp Celular Participações S.A. dated August 25, 2004.
1.2	Press Release of Telesp Celular Participações S.A. dated August 24, 2004.
1.3	Text of Notice of Material Fact issued by Portugal Telecom and Press Release issued by Telefónica Móviles dated August 25, 2004 relating to the Tender Offers.